SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D. C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                          (AMENDMENT NO. 16)

                     Modine Manufacturing Company
                     ----------------------------
                           (Name of Issuer)

          Current Members of the Administrative Committees of
      Modine Manufacturing Company's Contributory Employee Stock
                 Ownership and Investment Plans:

   Salaried Employees:  Robert M. Gunnerson, Roger L. Hetrick; Dean R.
      Zakos; and alternates: Donald G. Lautz and V. S. Frangopoulos

   Hourly-Rate Non-Union Employees:  Robert M. Gunnerson, Roger L. Hetrick;
    Robert C. Weeks; and alternates: Donald G. Lautz and V. S. Frangopoulos

   Hourly-Rate Union Employees:  Robert M. Gunnerson, Roger L. Hetrick;
     Robert C. Weeks; alternates: Donald G. Lautz and V. S. Frangopoulos
   ------------------------------------------------------------------------
                   (Names of Persons Filing Statement)

                  Common Stock, par value $0.625 per share
                  ----------------------------------------
                      (Title of Class of Securities)

                               607828-100
                            ----------------
                             (CUSIP Number)

                      W. E. Pavlick, Senior Vice President,
                      General Counsel and Secretary
                      Modine Manufacturing Company
                      1500 DeKoven Avenue
                      Racine, Wisconsin  53403
                      (Telephone:  (414) 636-1200)
          -----------------------------------------------------
          (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

          This Schedule 13D is filed for the purpose of deleting shares now reported on a Schedule 13G of even date herewith
          -----------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing persons have previously filed a statement of Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ]

Check the following box if a fee is being paid with this statement: [  ]

                              1(a)

CUSIP No.    607828-100
          ----------------

 1)  Names of Reporting Persons S. S. or I. R. S. Identification
     Nos. of Above Persons

                                         R. M. Gunnerson
                              ----------------------------------

 2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)       X
          ---------------
     (b)
          ---------------

 3)  SEC Use Only
                  ---------------------------------

 4)  Source of Funds (See Instructions)               00,  PF
                                        ---------------------------------

 5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2 (e)
                                     -------------------------------------

 6)  Citizenship                                     U.S.
                                         --------------------------------

     Number of   (7) Sole Voting Power          92,466
     Shares                              -------------------------------------
     Bene-                               (MCESOIPS' ADMINISTRATIVE COMMITTEES)
      ficially   (8) Shared Voting Power     5,710,348
     Owned by                            -------------------------------------
     Each        (9) Sole Dispositive
     Reporting          Power                   92,466
     Person                              -------------------------------------
     With       (10) Shared Dispositive  (MCESOIPS' ADMINISTRATIVE COMMITTEES)
                        Power                5,710,348
                                         -------------------------------------

11)  Aggregate Amount Beneficially Owned by
     Each Reporting Person                        5,770,390
                                            ----------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                        -------------------------------------

13)  Percent of Class Represented by Amount in Row (11)          19.4%
                                                        --------------------
14)  Type of Reporting Person (See Instructions)  EP, IN (As a member of
                                                ----------------------------
     the MCESOIPS' Administrative Committees and Individually)
     ------------------------------------------------------------------------



                                  1(b)

CUSIP No.    607828-100
          ----------------

 1)  Names of Reporting Persons S. S. or I. R. S. Identification
     Nos. of Above Persons

                                         R. L. Hetrick
                              ----------------------------------

 2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)       X
          ---------------
     (b)
          ---------------

 3)  SEC Use Only
                  ---------------------------------

 4)  Source of Funds (See Instructions)               00,  PF
                                        ---------------------------------

 5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2 (e)
                                     -------------------------------------

 6)  Citizenship                                     U.S.
                                         --------------------------------

     Number of   (7) Sole Voting Power          53,559
     Shares                              -------------------------------------
     Bene-                               (MCESOIPS' ADMINISTRATIVE COMMITTEES)
      ficially   (8) Shared Voting Power     5,710,348
     Owned by                            -------------------------------------
     Each        (9) Sole Dispositive
     Reporting          Power                   53,559
     Person                              -------------------------------------
     With       (10) Shared Dispositive  (MCESOIPS' ADMINISTRATIVE COMMITTEES)
                        Power                5,710,348
                                         -------------------------------------

11)  Aggregate Amount Beneficially Owned by
     Each Reporting Person                        5,753,285
                                            ----------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                        -------------------------------------

13)  Percent of Class Represented by Amount in Row (11)          19.4%
                                                        --------------------
14)  Type of Reporting Person (See Instructions)  EP, IN (As a member of
                                                ----------------------------
     the MCESOIPS' Administrative Committees and Individually)
     ------------------------------------------------------------------------



                                      1(c)

CUSIP No.    607828-100
          ----------------

 1)  Names of Reporting Persons S. S. or I. R. S. Identification
     Nos. of Above Persons

                                         D. G. Lautz
                              ----------------------------------

 2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)       X
          ---------------
     (b)
          ---------------

 3)  SEC Use Only
                  ---------------------------------

 4)  Source of Funds (See Instructions)               00,  PF
                                        ---------------------------------

 5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2 (e)
                                     -------------------------------------

 6)  Citizenship                                     U.S.
                                         --------------------------------

     Number of   (7) Sole Voting Power          16,658
     Shares                              -------------------------------------
     Bene-                               (MCESOIPS' ADMINISTRATIVE COMMITTEES)
      ficially   (8) Shared Voting Power     5,710,348
     Owned by                            -------------------------------------
     Each        (9) Sole Dispositive
     Reporting          Power                   16,658
     Person                              -------------------------------------
     With       (10) Shared Dispositive  (MCESOIPS' ADMINISTRATIVE COMMITTEES
                        Power                5,710,348
                                         -------------------------------------

11)  Aggregate Amount Beneficially Owned by
     Each Reporting Person                        5,712,756
                                            ----------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                        -------------------------------------

13)  Percent of Class Represented by Amount in Row (11)          19.2%
                                                        --------------------
14)  Type of Reporting Person (See Instructions)  EP, IN (As a member of
                                                ----------------------------
     the MCESOIPS' Administrative Committees and Individually)
     ------------------------------------------------------------------------



                                  1(d)

CUSIP No.    607828-100
          ----------------

 1)  Names of Reporting Persons S. S. or I. R. S. Identification
     Nos. of Above Persons

                                         D. R. Zakos
                              ----------------------------------

 2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)       X
          ---------------
     (b)
          ---------------

 3)  SEC Use Only
                  ---------------------------------

 4)  Source of Funds (See Instructions)               00,  PF
                                        ---------------------------------

 5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2 (e)
                                     -------------------------------------

 6)  Citizenship                                     U.S.
                                         --------------------------------

     Number of   (7) Sole Voting Power          35,005
     Shares                              -------------------------------------
     Bene-                               (MCESOIPS' ADMINISTRATIVE COMMITTEES)
      ficially   (8) Shared Voting Power     5,710,348
     Owned by                            -------------------------------------
     Each        (9) Sole Dispositive
     Reporting          Power                   35,005
     Person                              -------------------------------------
     With       (10) Shared Dispositive  (MCESOIPS' ADMINISTRATIVE COMMITTEES)
                                             5,710,348
                                         -------------------------------------

11)  Aggregate Amount Beneficially Owned by
     Each Reporting Person                        5,740,287
                                            ----------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                        -------------------------------------

13)  Percent of Class Represented by Amount in Row (11)          19.3%
                                                        --------------------
14)  Type of Reporting Person (See Instructions)  EP, IN (As a member of
                                                ----------------------------
     the MCESOIPS' Administrative Committees and Individually)
     ------------------------------------------------------------------------



                                   1(e)

CUSIP No.    607828-100
          ----------------

 1)  Names of Reporting Persons S. S. or I. R. S. Identification
     Nos. of Above Persons

                                         R. C. Weeks
                              ----------------------------------

 2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)       X
          ---------------
     (b)
          ---------------

 3)  SEC Use Only
                  ---------------------------------

 4)  Source of Funds (See Instructions)               00,  PF
                                        ---------------------------------

 5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2 (e)
                                     -------------------------------------

 6)  Citizenship                                     U.S.
                                         --------------------------------

     Number of   (7) Sole Voting Power          15,463
     Shares                              -------------------------------------
     Bene-                               (MCESOIPS' ADMINISTRATIVE COMMITTEES)
      ficially   (8) Shared Voting Power     5,710,348
     Owned by                            -------------------------------------
     Each        (9) Sole Dispositive
     Reporting          Power                   15,463
     Person                              -------------------------------------
     With       (10) Shared Dispositive  (MCESOIPS' ADMINISTRATIVE COMMITTEES
                        Power                5,710,348
                                         -------------------------------------

11)  Aggregate Amount Beneficially Owned by
     Each Reporting Person                        5,713,428
                                            ----------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                        -------------------------------------

13)  Percent of Class Represented by Amount in Row (11)          19.2%
                                                        --------------------
14)  Type of Reporting Person (See Instructions)  EP, IN (As a member of
                                                ----------------------------
     the MCESOIPS' Administrative Committees and Individually)
     ------------------------------------------------------------------------



                                   1(f)

CUSIP No.    607828-100
          ----------------

 1)  Names of Reporting Persons S. S. or I. R. S. Identification
     Nos. of Above Persons

                                         V. S. Frangopoulos
                              ----------------------------------

 2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)       X
          ---------------
     (b)
          ---------------

 3)  SEC Use Only
                  ---------------------------------

 4)  Source of Funds (See Instructions)               00,  PF
                                        ---------------------------------

 5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2 (e)
                                     -------------------------------------

 6)  Citizenship                                     U.S.
                                         --------------------------------

     Number of   (7) Sole Voting Power        348,675
     Shares                              -------------------------------------
     Bene-                               (MCESOIPS' ADMINISTRATIVE COMMITTEES)
      ficially   (8) Shared Voting Power     5,710,348
     Owned by                            -------------------------------------
     Each        (9) Sole Dispositive
     Reporting          Power                  348,675
     Person                              -------------------------------------
     With       (10) Shared Dispositive  (MCESOIPS' ADMINISTRATIVE COMMITTEES)
                        Power                5,710,348
                                         -------------------------------------

11)  Aggregate Amount Beneficially Owned by
     Each Reporting Person                        5,991,155
                                            ----------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                        -------------------------------------

13)  Percent of Class Represented by Amount in Row (11)          20.2%
                                                        --------------------
14)  Type of Reporting Person (See Instructions)  EP, IN (As a member of
                                                ----------------------------
     the MCESOIPS' Administrative Committees and Individually)
     ------------------------------------------------------------------------




                                  1(g)

Item 1.  Security and Issuer.
- ------   -------------------

        This statement relates to shares of Common Stock, par value

$0.625 per share ("Shares"), of Modine Manufacturing Company ("Modine"),

a Wisconsin corporation having its principal executive offices at 1500

DeKoven Avenue, Racine, Wisconsin 53403.


Item 2.  Identity and Background.
- ------   -----------------------

        This statement is being filed by the members of the Administrative

Committees defined in Modine's qualified Contributory Employee Stock Owner-

ship Plan Trust Agreement (the "MCESOIP Trust") in their capacities as members of the Administrative Committees.


        Based on a review of applicable Securities and Exchange Commission regulations, the members of the Administrative Committees believe that the underlying statement on Schedule 13D and its subsequent amendments have been inadvertently filed under cover of Schedule 13D.


        The purpose of the MCESOIP Trust and the nature of its holdings of

Modine Common Stock are properly reportable pursuant to Reg. 240 13d-1(b)(1)

on a short form statement on Schedule 13G.


        Accordingly, no further statements pertaining to the MCESOIP Trust will be filed by the Administrative Committees on Schedule 13D.  A corresponding statement pertaining to the MCESOIP Trust will be filed concurrently by the Administrative Committees on Form 13G including appropriately updated information.


        All of the Administrative Committee members are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
- ------   -------------------------------------------------

        Not Applicable.


Item 4.  Purpose of Transaction.
- ------   ----------------------

        Not Applicable.


Item 5.  Interests in Securities of Issuer.
- ------   ---------------------------------

        Not Applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships
- ------   --------------------------------------------------------
         With Respect to Issuer's Securities.
         -----------------------------------

        Not Applicable.


Item 7.  Material to be Filed as Exhibits.
- ------   --------------------------------

        Not Applicable.



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



R. M. GUNNERSON                                       March 13, 1995
- -----------------------------------------------       --------------
R. M. Gunnerson, Treasurer, and Secretary of              Date
the Administrative Committees of the Salaried, Hourly-Rate Non-Union, and Hourly-Rate Union
Employees Plans.


R. L. HETRICK                                         March 13, 1995
- -----------------------------------------------       --------------
R. L. Hetrick, Vice President - Human                     Date
Resources, and member of the Administrative
Committees of the Salaried, Hourly-Rate Non-
Union, and Hourly-Rate Union Employees Plans.

D. R. ZAKOS                                           March 13, 1995
- -----------------------------------------------       --------------
D. R. Zakos, Associate General Counsel and                Date
Assistant Secretary, and member of the
Administrative Committee of the
Salaried Employees Plans.


D. G. LAUTZ                                           March 13, 1995
- -----------------------------------------------       --------------
D. G. Lautz, Senior Counsel and alternate                 Date
member of the Administrative Committees of the Salaried, Hourly-Rate Non-Union, and
Hourly-Rate Union Employees Plans.


R. C. WEEKS                                           March 13, 1995
- -----------------------------------------------       --------------
R. C. Weeks, Employee Relations Director                  Date
and alternate member of the Administrative
Committees of the Hourly-Rate Non-Union
and Hourly-Rate Union Employees Plans.


V. S. FRANGOPOULOS                                    March 13, 1995
- -----------------------------------------------       --------------
V. S. Frangopoulos, Group Vice President,                 Date
and alternate member of the Administrative
Committees of the Salaried, Hourly-Rate Non-
Union, and Hourly-Rate Union Employees Plans.

                           APPENDIX A


This statement is being filed by members of the Administrative Committees of Modine's Contributory Stock Purchase and Investment Plans in their capacities as Administrative Committee members.


R. M. Gunnerson:       Mr. Gunnerson is Treasurer of Modine, and
                       Secretary of the Administrative Committees of the Salaried, Hourly-Rate Non-Union and Hourly-
                       Rate Union Employees Plans.

R. L. Hetrick:         Mr. Hetrick is Vice President, Human
                       Resources, and member of the Administrative
                       Committees of the Salaried, Hourly-Rate Non-
                       Union and Hourly-Rate Union Employees Plans.

D. R. Zakos:           Mr. Zakos is Associate General Counsel and
                       Assistant Secretary and a member of the
                       Administrative Committee of the Salaried
                       Employees Plan.

D. G. Lautz:           Mr. Lautz is Senior Counsel of Modine, and an
                       alternate member of the Administrative
                       Committees of the Salaried, Hourly-Rate Non-
                       Union and Hourly-Rate Union Employees Plans.

R. C. Weeks:           Mr. Weeks is Employee Relations Director and
                       alternate member of the Administrative
                       Committees of the Hourly-Rate Non-Union and Hourly-Rate Union Employees Plans.


V. S. Frangopoulos:    Mr. Frangopoulos is Group Vice President; and
                       an alternate member of the Administrative
                       Committees of the Salaried, Hourly-Rate Non-
                       Union and Hourly-Rate Union Employees Plans.

The business address for Messrs. Gunnerson, Hetrick, Zakos, Lautz, Weeks and Frangopoulos and Modine Manufacturing Company is 1500 DeKoven Avenue, Racine, Wisconsin 53403. Modine Manufacturing Company is a manufacturer of heat-transfer products.